UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                        _____________

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. __)*

                ENRON LIQUIDS PIPELINE, L.P.
                      (Name of Issuer)

                        Common Units
               (Title of Class of Securities)

                          29356N108
                       (CUSIP Number)

                      Peggy B. Menchaca
                        Enron Corp.,
  1400 Smith Street, Houston, Texas 77002  (713) 853-6424
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                     September 30, 1994
            (Date of Event which Requires Filing
                     of this Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Enron Liquids Pipeline Company, I.R.S. No.:  47-0495888
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)
     N/A
3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS   IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
               7    SOLE   VOTING   POWER
                    860,000  Common  Units o  Enron  Liquids
                    Pipeline,  L.P. (consisting  of  860,000
                    Deferred Participation Units that may be
                    convertible into such Common Units)
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                               -0-
REPORTING
PERSON
WITH:          9    SOLE DISPOSITIVE POWER

                    Same as 7 above.
               10   SHARED DISPOSITIVE POWER

                    -0-
11   AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
     PERSON

     Same as 7 above.
12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     N/A
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.9%  of  Enron Liquids Pipeline, L.P.'s  outstanding
      Common Units.
14   TYPE OF REPORTING PERSON*

     CO
            *See Instructions Before Filling out!

Item 1.   Security and Issuer:

      This statement relates to the Deferred Participation Units (the "DPUs") and Common Limited Partnership Units (the "Common Units") of Enron Liquids Pipeline, L.P., a Delaware limited partnership (the "MLP"), whose principal executive offices are located at 1400 Smith Street, Houston, Texas 77002-7369.

Item 2.   Identity and Background:

     This statement is being filed by Enron Liquids Pipeline Company ("ELPC"), a Delaware corporation and an indirect, wholly-owned subsidiary of Enron Corp. ("Enron"). ELPC serves as the sole general partner of the MLP and owns a 2% general partner interest and a 12.9% limited partner interest in the MLP. Beneficial ownership of ELPC's 12.9% limited partner interest may be attributed to Enron due to Enron's sole ownership of ELPC. Concurrent with this filing, Enron is filing a separate Schedule 13D regarding this 12.9% limited partner interest in the MLP.

      This filing refers to a 12.9% limited partner interest in the MLP that is currently in the form of 860,000 DPUs. ELPC received these DPUs as consideration for its initial contribution to the MLP. During the deferral period, no voting or distribution rights were attributed to the DPUs. The deferral period ended September 30, 1994. From that date forward, the DPUs have been accorded voting and distribution rights equal to the MLP's Common Units. Furthermore, the DPUs will automatically convert into Common Units when ELPC, as general partner of the MLP, determines that the DPUs and Common Units have like intrinsic economic and federal income tax characteristics. Under the Amended and Restated Agreement of Limited Partnership of Enron Liquids Pipeline, L.P. (the "Partnership Agreement") dated August 6, 1992, ELPC may take all reasonable steps to achieve uniformity between the DPUs and the Common Units of the MLP. Since ELPC has the authority to bring the DPUs' economic characteristics into conformity with the Common Units, thus causing the conversion of the DPUs into Common Units, beneficial ownership of 860,000 Common Units may be attributed to ELPC.

     The address of the principal business office of ELPC is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ELPC. The filing of this statement on Schedule 13D shall not be construed as an admission that ELPC or any person listed on Schedule I hereto is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

      Neither ELPC, nor, to its knowledge, any person listed on Schedule I hereto has been, during the last five years
(a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds:

      On August 6, 1992, Enron transferred to ELPC assets consisting of three pipeline systems. ELPC transferred these assets to the MLP in return for 860,000 DPUs, which represent a 12.9% limited partner interest in the MLP. As stated above, ELPC's right to receive distributions on its limited partner interest in the MLP was initially deferred, and the deferral period ended on September 30, 1994. The assets contributed to the MLP through ELPC consisted of assets that had been owned by Enron and its subsidiaries for several years prior to the transfer.

Item 4.   Purpose of Transaction:

      On August 6, 1992, the date upon which ELPC obtained its DPUs representing a 12.9% deferred limited partner interest in the MLP, ELPC intended to retain its general and limited partner interest in the MLP indefinitely. That intention has not changed.

Item 5.   Interest in Securities of the Issuer:

      By virtue of its ownership of DPUs, ELPC may be deemed
to  own beneficially and to have the sole power to vote  and
dispose  of  860,000  Common  Units  (12.9%  of  the   MLP's
outstanding Common Units).

Item 6.   Contracts,    Arrangements,   Understandings    or
          Relationships  With Respect to Securities  of  the
          Issuer:

      Several provisions regarding the transfer, conversion, distribution and voting rights of the DPUs are set forth in the Partnership Agreement. ELPC is granted certain registration rights in Section 6.13 of the Partnership Agreement. Restrictions on transfer of MLP interests in general are contained in Article 11 of the Partnership Agreement; restrictions on transfer of DPUs are found in
Section 11.7 of the Partnership Agreement. Section 17.1 of the Partnership Agreement gives ELPC the right, in certain circumstances, to acquire all of the outstanding securities in a class. Section 1.6 of the Partnership Agreement gives ELPC the right to restrict transfer of any or all partnership interests in order to avoid certain adverse tax consequences.

Item 7.   Material to be Filed as Exhibits:

      Exhibit  A:  Amended  and  Restated  Agreement  of
                   Limited Partnership of Enron Liquids Pipeline, L.P., as amended (incorporated by reference to Exhibits 3.1, 3.2 and 3.3 of the Enron Liquids Pipeline, L.P. Annual Report on Form 10-K for the year ended
                   December 31, 1993).

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 1997       ENRON LIQUIDS PIPELINE COMPANY


                         By:     /s/ MICHAEL P. MORAN
                            Name:    Michael P. Moran
                            Title:   Vice President & General Counsel

              DIRECTORS AND EXECUTIVE OFFICERS
               ENRON LIQUIDS PIPELINE COMPANY

Name and Business Address  Citizenship   Position and Occupation

William V. Morgan          U.S.A.        Director
Morgan Associates, Inc.                  President of Morgan
Plaza Time uilding                       Associates, Inc.
411 Nichols Road
Suite 225
Kansas City, MO 64112

Darrell G. Warner          U.S.A.        Director
2106 Golden  Pond Dr.                    Former President, Exxon
Kingwood, Texas 77345                    Pipeline Company

Perry M. Waughtal          U.S.A.        Director
5238 Stamper Way                         Former Vice Chairman,
Houston, Texas 77056                     Development and Operations
                                         of Hines Interests Limited
                                         Partnership

1400 Smith Street
Houston, TX 77002:
Stanley C. Horton          U.S.A.        Director and Chairman of
                                         the Board
                                         Co-Chairman and Co-Chief
                                         Executive Officer of Enron
                                         Operations Corp.

William V. Allison         U.S.A.        Director and President

Louis E. Potempa           U.S.A.        Director
                                         Vice President, Corporate
                                         Development for Enron Corp.

Edmund P. Segner, III      U.S.A.        Director
                                         Executive Vice President
                                         and Chief of Staff for
                                         Enron Corp.

E. G. Parks                U.S.A.        Senior Vice President and
                                         Controller
Michael P. Moran           U.S.A.        Vice President and General
                                         Counsel
Steven M. Brown            U.S.A.        Vice President, Operations
Thomas P. Tosoni           U.S.A.        Vice President, Finance &
                                         Assistant Secretary

Thomas B. King             U.S.A.        Vice President, Midwest
                                         Region
Curtis H. Wilker           U.S.A.        Vice President, Gulf Coast
                                         Region